

03025477

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 000-32535

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Bank & Trust Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First BancTrust Corporation
206 South Central Avenue
Paris, Illinois 61944

REQUIRED INFORMATION

The First Bank & Trust Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANK & TRUST
RETIREMENT SAVINGS PLAN

Date: June 23, 2003

By: 
First Bankers Trust Company, N.A.,
as Trustee
Name: Linda Shultz
Title: Trust Officer

FIRST BANK & TRUST RETIREMENT SAVINGS PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5
99.2	Section 906 Certification	33

G:\F\First Banc Trust\Securities\2003\docs\Form 11-K 062003.doc

EXHIBIT 99.1

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single-employer plan (other than a multiple-employer plan);
(3) ☐ a multiple-employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

1b Three-digit plan number (PN) ▶ 004

1c Effective date of plan (mo., day, yr.)
01/01/1986

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
FIRST BANK AND TRUST, S.B.

101 S. CENTRAL AVENUE

PARIS IL 61944

2b Employer Identification Number (EIN)
37-0258285

2c Sponsor's telephone number
217-465-7671

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6/20/03 TERRY J. HOWARD
Signature of plan administrator | Date | Type or print name of individual signing as plan administrator

SIGN HERE [signature] 6/20/03 Terry J. HOWARD
Signature of employer/plan sponsor/DFE | Date | Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name FIRST BANK AND TRUST

b EIN 37-0258285

c PN 004

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	88
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	67
b	Retired or separated participants receiving benefits	**7b**	0
c	Other retired or separated participants entitled to future benefits	**7c**	15
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	82
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	82
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	77
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	4
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	1

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J 2K 3E 3H

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor



Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)
  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [ ] **H** (Financial Information)
- **(2)** [X] **I** (Financial Information -- Small Plan)
- **(3)** [X] 2 **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)



SCHEDULE A (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning , and ending

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	B Three-digit plan number ▶ 004
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST, S.B.	D **Employer Identification Number** 37-0258285

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

MANULIFE FINANCIAL

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
01-0233346	65838	14745	83	01/24/2002	12/31/2002

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
0	2269



Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
CROWE CHIZEK AND COMPANY, LLP 10 WEST BROAD ST., SUITE 1700 COLUMBUS OH 43215			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
	2269	TPA FORUM COMPENSATION	5

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid			
(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	



Official Use Only

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	34388
4	Current value of plan's interest under this contract in separate accounts at year end	736948

5 Contracts With Allocated Funds

a	State the basis of premium rates ▶	
b	Premiums paid to carrier	
c	Premiums due but unpaid at the end of the year	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	
	Specify nature of costs ▶	

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity (3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee (3) ☒ guaranteed investment (4) ☐ other (specify below) ▶

b	Balance at the end of the previous year		0
c	Additions: (1) Contributions deposited during the year	32895	
	(2) Dividends and credits		
	(3) Interest credited during the year	1103	
	(4) Transferred from separate account		
	(5) Other (specify below) ▶LOAN REPAYMENTS	4723	
	(6) Total additions		38721
d	Total of balance and additions (add b and c)		38721
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year		
	(2) Administration charge made by carrier	126	
	(3) Transferred to separate account		
	(4) Other (specify below) ▶PARTICIPANT LOANS	4207	
	(5) Total deductions		4333
f	Balance at the end of the current year (subtract e (5) from d)		34388



Official Use Only

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life Insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long-term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received

(2) Increase (decrease) in amount due but unpaid

(3) Increase (decrease) in unearned premium reserve

(4) Earned ((1) + (2) - (3))

b Benefit charges: (1) Claims paid

(2) Increase (decrease) in claim reserves

(3) Incurred claims (add (1) and (2))

(4) Claims charged

c Remainder of premium: (1) Retention charges (on an accrual basis) --

(A) Commissions

(B) Administrative service or other fees

(C) Other specific acquisition costs

(D) Other expenses

(E) Taxes

(F) Charges for risks or other contingencies

(G) Other retention charges

(H) Total retention

(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement

(2) Claim reserves

(3) Other reserves

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount

Specify nature of costs ▶



SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	B Three-digit plan number ▶	004
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST, S.B.	**D Employer Identification Number** 37-0258285	

Part I Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

MINNESOTA LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
41-0417830	66168	62432	0	01/01/2002	03/12/2002

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
13873	0

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500. v5.0 **Schedule A (Form 5500) 2002**



Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

DANIEL W ARCHER
5821 FAIRVIEW RD. ST.
CHARLOTTE NC 28209

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	
13873			3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		**(e)** Organization code
	(c) Amount	**(d)** Purpose	



Official Use Only

Part II **Investment and Annuity Contract Information**

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end		0
4	Current value of plan's interest under this contract in separate accounts at year end		0
5	Contracts With Allocated Funds		
a	State the basis of premium rates ▶		
b	Premiums paid to carrier		
c	Premiums due but unpaid at the end of the year		
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount		
	Specify nature of costs ▶		
e	Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity (3) ☐ other (specify) ▶		
f	If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐		
6	Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)		
a	Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee (3) ☐ guaranteed investment (4) ☒ other (specify below) ▶ VARIABLE GROUP ANNUITY		
b	Balance at the end of the previous year		70181
c	Additions: (1) Contributions deposited during the year	87	
	(2) Dividends and credits		
	(3) Interest credited during the year	609	
	(4) Transferred from separate account		
	(5) Other (specify below) ▶		
	(6) Total additions		696
d	Total of balance and additions (add **b** and **c**)		70877
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year	12450	
	(2) Administration charge made by carrier	8	
	(3) Transferred to separate account	58419	
	(4) Other (specify below) ▶		
	(5) Total deductions		70877
f	Balance at the end of the current year (subtract **e** (5) from **d**)		0



Official Use Only

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life Insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long-term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

8 Experience-rated contracts

a Premiums: (1) Amount received		
(2) Increase (decrease) in amount due but unpaid		
(3) Increase (decrease) in unearned premium reserve		
(4) Earned ((1) + (2) - (3))		
b Benefit charges: (1) Claims paid		
(2) Increase (decrease) in claim reserves		
(3) Incurred claims (add (1) and (2))		
(4) Claims charged		
c Remainder of premium: (1) Retention charges (on an accrual basis) --		
(A) Commissions		
(B) Administrative service or other fees		
(C) Other specific acquisition costs		
(D) Other expenses		
(E) Taxes		
(F) Charges for risks or other contingencies		
(G) Other retention charges		
(H) Total retention		
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)		
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement		
(2) Claim reserves		
(3) Other reserves		
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)		

9 Nonexperience-rated contracts:

a Total premiums or subscription charges paid to carrier	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount	

Specify nature of costs ▶



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

B Three-digit plan number ▶ 004

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST BANK AND TRUST, S.B.

D Employer Identification Number 37-0258285

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFESTYLE CONSERVATIVE 280 (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 12359

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFESTYLE MODERATE 460 (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2461

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFESTYLE BALANCED 640 (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 266319

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFESTYLE GROWTH 820 (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 133171



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFESTYLE AGGRESSIVE 1000 (VS)

(b) Name of sponsor of entity listed in **(a)** THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3661

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET FUND (VS)

(b) Name of sponsor of entity listed in **(a)** THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 83634

(a) Name of MTIA, CCT, PSA, or 103-12IE U.S. GOVERNMENT SECS FUND (VS)

(b) Name of sponsor of entity listed in **(a)** THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5916

(a) Name of MTIA, CCT, PSA, or 103-12IE DIVERSIFIED BOND FUND (VS)

(b) Name of sponsor of entity listed in **(a)** THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 12932

(a) Name of MTIA, CCT, PSA, or 103-12IE INVESTMENT QUAL BOND FUND (VS)

(b) Name of sponsor of entity listed in **(a)** THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 10883

(a) Name of MTIA, CCT, PSA, or 103-12IE TOTAL RETURN FUND (VS)

(b) Name of sponsor of entity listed in **(a)** THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 25424



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE GLOBAL BOND FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1607

(a) Name of MTIA, CCT, PSA, or 103-12IE STRATEGIC BOND FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3949

(a) Name of MTIA, CCT, PSA, or 103-12IE BALANCED FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 29983

(a) Name of MTIA, CCT, PSA, or 103-12IE INCOME AND VALUE FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 15075

(a) Name of MTIA, CCT, PSA, or 103-12IE EQUITY INCOME FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 7849

(a) Name of MTIA, CCT, PSA, or 103-12IE GROWTH & INCOME FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 14355



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE 500 INDEX FUND

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 32254

(a) Name of MTIA, CCT, PSA, or 103-12IE VALUE FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1406

(a) Name of MTIA, CCT, PSA, or 103-12IE SMALL COMPANY VALUE FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 801

(a) Name of MTIA, CCT, PSA, or 103-12IE REAL EST. SECURITIES FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 4211

(a) Name of MTIA, CCT, PSA, or 103-12IE BLUE CHIP GROWTH FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 36677

(a) Name of MTIA, CCT, PSA, or 103-12IE ALL CAP VALUE FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1617



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE CAP GROWTH FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 9594

(a) Name of MTIA, CCT, PSA, or 103-12IE ALL CAP CORE FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8183

(a) Name of MTIA, CCT, PSA, or 103-12IE GLOBAL EQUITY FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 697

(a) Name of MTIA, CCT, PSA, or 103-12IE QUANTITATIVE MID CAP FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1817

(a) Name of MTIA, CCT, PSA, or 103-12IE INTERNATIONAL VALUE FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1849

(a) Name of MTIA, CCT, PSA, or 103-12IE INTERNATIONAL STOCK FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1545



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE AGGRESSIVE GROWTH FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 578

(a) Name of MTIA, CCT, PSA, or 103-12IE SCIENCE & TECHNOLOGY FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 689

(a) Name of MTIA, CCT, PSA, or 103-12IE INTERNET TECHNOLOGY FUND (VS)

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 819

(a) Name of MTIA, CCT, PSA, or 103-12IE MFC DREYFUS PREMIER CORE BOND

(b) Name of sponsor of entity listed in (a) THE MANUFACTURERS LIFE INSURANCE CO

(c) EIN-PN 01-0233346-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 4636

(a) Name of MTIA, CCT, PSA, or 103-12IE MONEY MARKET

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MANAGED I

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE EQUITY INDEX I

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE GROWTH EQUITY II

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE GROWTH EQUITY III

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE EQUITY I

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE MANAGED III

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE EQUITY IV

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0



Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE INTERNATIONAL VALUE

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE SMALL GROWTH EQUITY III

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFE STRATEGY I

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFE STRATEGY II

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LIFE STRATEGY III

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE LARGE VALUE EQUITY IV

(b) Name of sponsor of entity listed in (a) MINNESOTA LIFE INSURANCE COMPANY

(c) EIN-PN 41-0417830-007 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0



Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN

(a) Plan name

(b) Name of plan sponsor (c) EIN-PN



SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	**B** Three-digit plan number ▶ 004
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST, S.B.	**D Employer Identification Number** 37-0258285

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	2616968	2736985
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	2616968	2736985
2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable			
	(1) Employers	2a(1)	4254	
	(2) Participants	2a(2)	127010	
	(3) Others (including rollovers)	2a(3)		
b	Noncash contributions	2b		
c	Other income	2c	128802	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		260066
e	Benefits paid (including direct rollovers)	2e	140009	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	40	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		140049
j	Net income (loss) (subtract line 2i from line 2d)	2j		120017
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	



Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		1931891
e	Participant loans	3e	X		26405
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

	During the plan year:		Yes	No	Amount
4a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		2000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1931891
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)



SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

FIRST BANKERS TRUST CO., N.A.

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

P.O. BOX 3566

c City or town, state, and ZIP code

QUINCY IL 62305

2a Name of trust
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

b Trust's employer identification number 37-0258285

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? . . . . . . ☒ **Yes** ☐ **No**

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ . . . . . . ▶ 37-0258285

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ Linda Shultz Trust Officer **Date** ▶ 6-20-03

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v5.0 **Schedule P (Form 5500) 2002**



Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

B Three-digit plan number ▶ 004

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST BANK AND TRUST, S.B.

D **Employer Identification Number** 37-0258285

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . 1 $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 01-0233346 37-0258285

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year 3

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . 6a $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . 6b $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . 6c $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No



SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN

B Three-digit plan number ▶ 004

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST BANK AND TRUST, S.B.

D **Employer Identification Number**
37-0258285

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶ [signature]

Phone number of plan administrator ▶ 217-465-7671   Date ▶ 6/20/03



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	321765551	ANGELA	M	WHITAKER	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
			163.00		



Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending

A Name of plan FIRST BANK AND TRUST RETIREMENT SAVINGS PLAN	B Three-digit plan number ▶ 004
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST BANK AND TRUST, S.B.	D **Employer Identification Number** 37-0258285

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ____________.

b The number of such QSLOBs that have employees benefiting under this plan is ____________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? . . . ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2002

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1)	Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	105
(2)	Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	28
(3)	Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	77
(4)	Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	1
(5)	Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	77
(6)	Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	1

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ 401(K) **d** 100.0 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(M)	100.0	
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): (1) ☒ the ratio percentage test (2) ☐ average benefit test



Exhibit 99.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the First Bank & Trust Retirement Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Terry J. Howard, Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Terry J. Howard
Plan Administrator

June 23, 2003

G:\F\First Banc Trust\Securities\2003\misc\Section 906 Certification.doc